Filed Pursuant to Rule 433

Registration Statement No. 333-176038

Pricing Term Sheet

May 7, 2013

Hyatt Hotels Corporation

$350,000,000 3.375% Senior Notes due 2023

Issuer:	Hyatt Hotels Corporation

Format:	SEC Registered

Security Offered:	Senior Notes due 2023

Security Ratings:	Baa2 by Moody’s / BBB by Standard and Poor’s*

Principal Amount:	$350 million

Maturity Date:	July 15, 2023

Benchmark Treasury:	2.00% due February 15, 2023

Benchmark Treasury Price/Yield:	101-30 / 1.783%

Spread to Benchmark Treasury:	165 basis points

Yield to Maturity:	3.433%

Interest Rate:	3.375% per year, accruing from May 10, 2013

Gross Underwriting Spread:	65 basis points

Interest Payment Dates:	July 15 and January 15, commencing January 15, 2014

Price to Public:	99.498% of the principal amount, plus accrued interest, if any

CUSIP/ISIN:	448579AE2 / US448579AE22

Optional Redemption:	At any time prior to the date that is three months prior to the maturity date of the 2023 notes, the Issuer may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes redeemed plus accrued and unpaid interest plus a “make-whole” amount calculated at the applicable Treasury Rate plus 25 basis points.

At any time on or after the date that is three months prior to the maturity date of the 2023 notes, the Issuer may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes redeemed plus accrued and unpaid interest.

* Note: The securities ratings above are not a recommendation to buy, sell or hold the securities offered hereby and may be subject to revision or withdrawal at any time by Moody’s and Standard and Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

Trade Date:	May 7, 2013

Settlement Date:	May 10, 2013 (T+3)

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

The Williams Capital Group, L.P.

This term sheet to the preliminary prospectus supplement dated May 7, 2013 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: +1(866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC collect at 1-212-834-4533; or SunTrust Robinson Humphrey, Inc., Attention: Prospectus Department, 3333 Peachtree Rd. NE, Atlanta, Georgia 30326, Telephone: 1-800-685-4786.